Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number:
132-02801) Dated August 3, 2016

Business Results First Quarter of Fiscal Year Ending March
31, 2017

August 2, 2016
Minebea Co., Ltd.

S.G. and A. Expenses
Quarterly
(Billions of yen)

20.0
15.0
10.0
5.0
0.0

13.8   14.9   15.4   15.9   17.0   18.3   18.4   18.1   17.4
13.8%  12.8%  10.6%  11.5%  13.3%  10.9%  10.3%  13.3  14.5%

1Q    2Q    3Q    4Q   1Q    2Q    3Q    4Q    1Q
FY 3/15    FY 3/16    FY 3/17

30%    20%   10%   0%

S.G. and A. expenses     S.G. and A. to sales ratio

August 2, 2016

SGandA expenses decreased 0.7 billion yen quarter on quarter to total 17.4 billion yen. The SGandA expenses-to-sales ratio increased 1.2 percentage points from the previous quarter to reach 14.5%. These results were due mainly to a decrease in
sales and temporary expenses related to the business
integration with MITSUMI ELECTRIC that is slated for March
2017.

Net Interest-Bearing Debt/Free Cash Flow Yearly

(Billions of yen)  Net interest-bearing debt
Free cash flow (right axis)

(Billions of yen)

120.0
90.0
60.0
30.0
0.0

Excluding 13.9 billion yen of CB buy back cost

CB 7.7 billion yen (bought back)

103.6
114.2
136.2
24.2
109.9
93.1
24.5
97.5
104.7
(*)97.0
11.8
20.9
82.9

(4.2)
(8.8)
(14.8)
(1.1)
(2.1)

40.0
25.0
10.0
(5.0)
(20.0)

Mar.'11
Mar.'12
Mar.'13
Mar.'14
Mar.'15
Mar.'16
Mar.'17 1Q
Mar.'17 Forecast

Net interest-bearing debt = Interest bearing debt- Cash and
cash equivalents Free Cash Flow = CF from operating
activities + CF from investing activities

(*)Net interest-bearing debt excluding 7.7 billion yen convertible bonds

August 2, 2016

Net interest-bearing debt, which is total interest-bearing
debt minus cash and cash equivalents, totaled 104.7 billion
yen as of the end of June 30, 2016. We repurchased 7.7
billion yen worth of convertible bonds in June of this year
in light of the possible dilution the business integration
with Mitsumi Electric could cause. Since the bonds are not
yet canceled and are shown as both assets and liabilities on the balance sheet, they are posted as interest-bearing debt
along with cash and cash equivalents that decreased 13.9
billion yen. If the bonds were to be canceled now, net
interest-bearing debt would fall quarter on quarter to hit
97.0 billion yen.

Free cash flow for June quarter came to a negative 2.1
billion yen. Excluding buyback costs for convertible bonds,
free cash flow for the period would be 11.8 billion yen,
indicating that our cash generating power has made quite a
recovery as excess inventory of LED backlight has continued
to decrease since the end of 2015.

Progress with MITSUMI integration

1 By July, we have received all necessary anti-monopoly
regulatory approvals.

- China and Korea approved, following Japan, the USA, Germany.
- It is now possible to start preparing the integration except in the product  areas where Minebea and MITSUMI compete directly.

2 Business support agreement is entered to pursue the
earliest possible synergy impacts in a wide variety of area, taking full advantage of internal resources of the two
companies.

- Cooperation in sale, including sales activities of MITSUMI products by Minebea  as a distributer

- Manufacturing support to MITSUMI (automation and labor-saving technologies, precision mold technologies and utilization of equipment and facilities, etc.) Loaning  some  Minebea  engineers to  MITSUMI- Joint procurement and centralized purchasing program

August 2, 2016

This slide shows the progress of the business integration
with MITSUMI.

Minebea and MITSUMI executed the definitive agreement on
March 30, 2016, and subsequently filed applications for
exemptions from the anti-monopoly regulations at the
regulatory authorities in key countries. We have received
all necessary regulatory approvals from respective
authorities concerned by July. As such, it has been made
possible for both companies to start integration
preparations with a view to the planned business combination except in the product areas where Minebea and MITSUMI
compete directly with each other.

In response to this, Minebea entered into the Business
Support Agreement with MITSUMI today on August 2, 2016.
Based on this agreement, Minebea will conduct sales and
marketing of MITSUMI products as the distributor of MISTUMI
as well as other cooperation and coordination between the
companies with the aim of expanding sales. In addition,
Minebea will provide MITSUMI with manufacturing support
leveraging Minebea's automation and labor-saving technologies, precision mold technologies and help MITSUMI utilizing
equipment and facilities of Minebea. On top of that, Minebea will loan employees to MITSUMI while the two organizations
work together to the joint procurement and centralized
purchasing program, thereby taking full advantage of
internal resources of both companies to pursue the earliest
possible synergy impacts to be generated in a wide variety
of areas.

Minebea Co., Ltd. Business Results http://www.minebea.co.jp/

Any statements in this presentation which are not historical are future projections based on certain assumptions and
executive judgments drawn from currently available
information.

Please note that actual performance may vary significantly
from any particular projection due to various factors.

Factors affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand
trends related to Minebea's business operations; (ii)
fluctuation of foreign exchange rates or interest rates; and
(iii) our ability to continue R and D, manufacturing and
marketing in a timely manner in the electronics business
sector, where technological innovations are rapid and new
products are launched continuously.

All the information in this document is the property of
Minebea Co., Ltd. All parties are prohibited, for whatever
purpose, to copy, modify, reproduce, transmit, etc. this
information regardless of ways and means without prior
written permission of Minebea Co., Ltd.

August 2, 2016

Minebea may file a registration statement on Form F-4 ("Form
F-4") with the U.S. Securities and Exchange Commission (the
"SEC") in connection with the possible share exchange (the
"Share Exchange") pertaining to a business integration
between the two companies, if it is consummated. The Form
F-4 (if filed in connection with the Share Exchange) will
contain a prospectus and other documents. If a Form F-4 is
filed and declared effective, the prospectus contained in
the Form F-4 will be mailed to U.S. shareholders of MITSUMI
prior to the shareholders' meeting at which the Share
Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information
about the two companies, the Share Exchange and related
matters. U.S. shareholders to whom the prospectus is
distributed are urged to read the Form F-4, the prospectus
and other documents that may be filed with the SEC in
connection with the Share Exchange carefully before they
make any decision at the shareholders' meeting with respect
to the Share Exchange. Any documents filed with the SEC in
connection with the Share Exchange will be made available
when filed, free of charge, on the SEC's web site at
www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please
refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration

Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp

August 2, 2016